EN2GO INTERNATIONAL, INC.
2921 w. Olive Avenue
Burbank, CA 91505
Tel: (818) 433-7191

February 17, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention: Jennifer Thompson

Re:	EN2GO International, Inc. Form 10-K for the Year Ended August 31, 2008 Filed December 15, 2008 Form 10-Q for the fiscal quarter ended November 30, 2008 Filed January 20, 2009 File No. 0-50480

Dear Ms. Thompson:

We have received your facsimile of February 10, 2009. We have provided our response to the comments raised below as follows:

Form 10-K for the Fiscal Year Ended August 31, 2008

Financial Statements

1.

We note your description under Compensation of Directors on page 24 that the Company agreed to issue 1,000,000 shares of the Company’s common stock to Mr. Wozniak but that the shares have not yet been issued. Please explain to us your accounting for these shares including the authoritative literature used.

The 1,000,000 shares of common stock that the Company had agreed to issue to Mr. Wozniak have not been issued and therefore not accounted for in the Company’s books. For future filings the Company will only reference stock that has been issued and accounted for.

2.	In future filings, please ensure that your statement of stockholders’ equity fully complies with paragraph 11(d) of SFAS 7.

In future filings, the company will ensure that the statement of stockholders’ equity fully complies with paragraph 11(d) of SFAS 7.

Form 10-Q for the Fiscal Quarter Ended November 30, 2008

3.

We note your statement that “We believe that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within any company have been detected”. Please revise your future filings to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification Disclosure in Exchange Act Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htn.

Management has confirmed that all future filings will clearly state that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective at the reasonable assurance level.

In furtherance, the Company would like to acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that we have adequately addressed all of the comments as raised.

Yours truly,

EN2GO INTERNATIONAL, INC.

PAUL FISHKIN________
Paul Fishkin
Principal Executive Officer